FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

23 May 2022

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Merrill Lynch International ("Merrill Lynch") as part of its buy-back as disclosed in the announcement dated 3 May 2022.

UK Venues

Date of purchase:	23 May 2022
Number of ordinary shares of US$0.50 each purchased:	1,597,461
Highest price paid per share:	£5.003000
Lowest price paid per share:	£4.923500
Volume weighted average price paid per share:	£4.955850

All repurchases on the London Stock Exchange, Aquis Exchange, BATS, Chi X and/or Turquoise ("UK Venues") are "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	23 May 2022
Number of ordinary shares of US$0.50 each purchased:	146,400
Highest price paid per share:	HK$48.6000
Lowest price paid per share:	HK$48.0000
Volume weighted average price paid per share:	HK$48.4270

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Following the cancellation of the shares repurchased on the UK Venues, the Company will have 20,428,814,733 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury.  Therefore, the total voting rights in the Company will be 20,103,541,326. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, a full breakdown of the individual trades made by Merrill Lynch on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5078M_1-2022-5-23.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Bayo Adeyeye

Corporate Governance & Secretariat

+44 (0) 203 359 2160

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: 23 May 2022	By:
	Name:	Aileen Taylor
	Title:	Group Company Secretary and Chief Governance Officer

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